November 10, 2009

Andrew Mew
United States
Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 4561
Washington, D.C. 20549-3561

Re:           Power Save Energy Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 25, 2009
Form 10-K/A1 for the Fiscal Year Ended December 31, 2008
Filed October 20, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
Filed August 13, 2009
Form 10-Q/A1 for the Quarterly Period Ended June 30, 2009
Filed October 20, 2009
File No. 0-30215

Mr. Mew:

This correspondence is in response to your letter dated October 28, 2009 in reference to our filings listed above, on the behalf of Power-Save Energy Company, File No. 0-30215.

General

1.
As we previously requested in the closing of our letter dated September 16, 2009, please provide, in writing, a statement from the company acknowledging that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Answer:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process used to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles in the United States. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles in the United States, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

An internal control system over financial reporting has inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, the risk.

Disclosure Controls and Procedures

2.
In light of filing the amendments to your December 31, 2008 Form 10-K and June, 30 2009 Form 10-Q, we are unclear as to how you reasonably concluded your disclosure controls and procedures and internal controls over financial reporting were effective as of the end of the respective reporting periods.  If you continue to believe your controls to be effective, please explain to us the reasonable basis behind your conclusions or revise.

Answer:

In the previous recent filings the word "not" was erroneously placed within the Controls and Procedures section. We maintain the assertion that our controls and procedures have remained the same since inception of filing otherwise.

Form 10-Q/A1 for the Quarterly Period Ended June 30, 2009

Management’s Discuss and Analysis of Financial and Results of Operations, page 12

3.
We note your response to comment 19 of our letter dated September 16, 2009.  Please include a discussion of your operating results for all periods in which you have provided a statement of operation.  For example, you should provide operating result discussions covering both the three month and six month periods ended June 30, 2008 and 2009.  Reference is made to Item 303 of Regulation S-K.

Answer:

Revenue for the six months ended June 30, 2009 was $2,896,087 compared to $2,115,276 for the six months ended June 30, 2008. This is an increase of $780,811 (37%). Approximately $500,000 of the increase was due to the sale of solar units and related products. The remaining increase was from the sale of electricity savings devices for homeowners. The sale of solar products was weak in the first six months in 2009 due to a weak selling period from January through April. In addition the United States is in a recession and this has caused a weakening in the housing markets, especially in California and the southwestern states were the company is located. Unemployment has also been very high in areas in which the company sells leaving less disposable income to purchase the company’s products.

The gross profit for the six months ended June 30, 2009 was $1,586,515 (55%) compared to $1,629,583 (77%) for the six months ended June 30, 2008. There are several reasons for the overall decrease in gross profits and gross profit margins: (1) Sale of solar products which are sold in a more competitive market and is a material cost when renovating residences and commercial buildings. Solar typically has a lower gross profit margin than the retail and wholesale gross profit on power savings devices , (2) Inventory was written down on solar products in inventory to reflect the current replacement cost. This writes down to reflect a lower replacement costs was approximately $70,000 which reduced the gross profit margin for the quarter by approximately 3%, (3) The gross profit margin on the power savings devices sold to wholesalers has decreased due to the increase in competition and the effects of the current recession. The cost of sales includes the cost of the power savings products manufactured for the Company and solar products purchased from outside vendors. Other costs included in costs of goods sold are warehouse costs and shipping expenses.

Advertising and marketing expense for the six months ended June 30, 2009 was $255,482 compared to $129,680 for the six months ended June 30, 2008. This is an increase of $125,802 (97%). Television advertising during the six months ended June 30, 2009 was $98,000 compared to $82,000 for the six months ended June 30, 2008, an increase of $16,000. In the first half of 2009, Power-Save commissioned the creation of a DRTV spot for its newly launched ES35 Kit.  Power-Save also launched test DRTV spots on National Cable Television accounting for the majority of the increase in marketing expense.  During the first half of 2009, the company completed the installation of a demonstration model of a solar paneled roof incorporating the solar panels as a component of the roof tile as an alternating to using a rack system and solar panels.  Power-Save Energy incorporated Open Energy solar tiles in this demonstration installation.  Power-Save intends to begin marketing solar tiles in 2009.  The cost of the model was $41,000.

Sales commissions for the six months ended June 30, 2009 were $807,676 compared to $546,164 for the six months ended June 30, 2008. This was an increase of $261,512 (48%). The increase in commissions is due to an increase in sales to wholesale customers as opposed to internet sales.

General and administrative expenses for the six months ended June 30, 2009 were $521,692 compared to $312,787 for the six months ended June 30, 2008. This is an increase of $209,175 (67%). The major increases in general and administrative expenses included officer’s compensation of $145,000. There was no officer compensation in 2008. Rent expense for the six months ended June 30, 2009 was $26,000 compared to $6,000 for 2008. The Company leased its showroom and warehouse facilities in June of 2008. Professional fees, accounting and legal expenses increased to $60,000 from $40,000 and increase of $20,000. Travel expense for the six months ended June 30, 2009 increased by $48,000 over 2008 primarily for travel to trade shows, meeting with customer and overseas travel to meet with suppliers in Asia.

Respectfully submitted,

Louis Fox
Chief Financial Officer